Exhibit A.2

August 2, 1991

RESPONSE OF THE OFFICE OF
PUBLIC UTILITY REGULATION
DIVISION OF INVESTMENT MANAGEMENT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Our Ref. No. 91-6-OPUR
DQE, Inc.

File No. 132-3

   Based on the facts and representations in your letter of July 26, 1991, we would not recommend any enforcement action to the Commission under the Public Utility Holding Company Act of 1935 (the "Act") in the event that Mellon Bank, N.A., as trustee (the "Trustee") of the trust (the "Trust") for the Duquense Light Company Employee Stock Ownership Plan, proceeds with the transactions in the manner described. Specifically, we will not recommend any action by the Commission which would result in the Trustee or the Trust being deemed to be an "affiliate," as that term is defines in Section 2(a)(11)(A) of the Act, on account of the transactions described.

   Because this position is based on the facts and representations in your letter, you should note that any different facts or conditions might require a different conclusion. Further, this response expresses only the Division of Investment Management's position on enforcement action. It does not purport to express any legal conclusion on the questions presented.

/s/Walter G. Van Dorn, Jr.
Staff Attorney

REID & PRIEST
40 WEST 57TH STREET
NEW YORK, N. Y. 10019-4097
212 603-2000
New York, New York
July 26, 1991

BY HAND

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. William C. Weeden
Assistant Director
Division of Investment Management

Dear Mr. Weeden:

   On behalf of DQE, Inc. ("DQE") and Duquesne Light Company ("Duquesne"), and on behalf of Mellon Bank, N.A., the entity to be designated trustee ("Trustee") of the trust ("Trust") for the Duquesne Light Company Employee Stock Ownership Plan ("ESOP") to be created pursuant to an Agreement of Trust between Duquesne and the Trustee ("Trust Agreement"), we request that the Staff of the Securities and Exchange Commission ("Commission") concur in our opinion that neither the Trustee nor the Trust will, solely by virtue of the transactions contemplated herein, constitute an "affiliate" (as that term is defined in Section 2(a)(11)(A) of the Public Utility Holding Company Act of 1935, as amended ("Act")).

   DQE is a holding company exempt pursuant to Section 3(a)(1) of the Act from substantially all of the provisions of the Act. DQE, incorporated under the laws of Pennsylvania in 1989, is principally engaged, through its subsidiary Duquesne, in utility operations. Duquesne was incorporated in 1912 under the laws of Pennsylvania and is engaged in the business of supplying electric service in the City of Pittsburgh and municipalities in Allegheny, Beaver and, to a limited extent, Westmoreland Counties, Pennsylvania.

   The ESOP is designed to provide benefits to eligible employees in the form of employer matching contributions which will match certain employee contributions under the Duquesne Light Company 401(k) Retirement Savings Plan for Management Employees ("Plan"). Duquesne intends to amend the Plan to create the ESOP. Pursuant to the ESOP, the Trustee plans to issue a promissory note ("Note") for approximately $ 100 million to Duquesne as consideration for the issuance by Duquesne to the ESOP in one or more tranches of approximately 3,500,000 shares of Duquesne Preference Stock, Plan Series A ("Series A Preference Stock") for the benefit of the ESOP participants. Such shares of Series A Preference Stock will be held in a suspense account and allocated to the accounts of ESOP participants in a manner which reflects periodic repayments made on the Note. Such periodic repayments will be made with the dividends paid on the Series A Preference Stock held under the ESOP and with employer contributions to the ESOP.

   The Trustee will be entitled to cause the shares of Series A Preference Stock held in the ESOP to be exchanged for shares of DQE Common Stock at any time prior to redemption, initially at an exchange ratio equal to one share of DQE Common Stock for each share of Series A Preference Stock. All stock distributions made to participants under the ESOP will be in the form of DQE Common Stock since the Series A Preference Stock is automatically exchanged for DQE Common Stock upon transfer to any person other than the Trustee or Duquesne. Except under limited circumstances as set forth in the Restated Articles of Incorporation of Duquesne, including the right to elect two directors whenever dividends payable on the Series A Preference Stock are in default in an amount equal to one and one-half times the annual dividend rate or more per share, a merger or consolidation of Duquesne with or into any other corporation, an amendment or repeal of any of the rights, preferences or powers of the Series A Preference Stock or the creation or authorization of shares of any class of stock ranking prior to the Series A Preference Stock as to dividends or assets, the Series A Preference Stock will not be entitled to vote. Upon exchange of the Series A Preference Stock for DQE Common Stock, the holders of DQE Common Stock will be entitled to vote on all matters submitted to a vote of DQE common shareholders.

   Based upon the initial exchange ratio of one to one, the shares of Series A Preference Stock issued to the Trustee will represent approximately 3,500,000 shares, or 6.6% of DQE's outstanding voting securities. We enclose for your information a draft copy of the Trust Agreement. Section 2(a)(11)(A) of the Act states that "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company" is an "affiliate" under the Act. It is our opinion that neither the Trustee nor the Trust should be deemed to be an "affiliate" solely by virtue of the transactions contemplated herein, since the Trustee will not possess, directly or indirectly, the incidents of ownership, voting power or controlling influence over the management or policies of a public utility company contemplated by that provision. n1

   n1 This letter does not address any questions which could arise under the Act by virtue of the owning or holding by Mellon Bank, N.A. of any securities of DQE or Duquesne other than in its capacity as Trustee.

   The Trustee's incidents of ownership of or control over the Series A Preference Stock and DQE Common Stock under the terms of the ESOP will be purely administrative in nature, except to the extent that the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), otherwise may require in order for the Trustee to properly discharge its fiduciary duties thereunder. The Trustee will hold the shares of the Series A Preference Stock and DQE Common Stock in the ESOP for the exclusive benefit of the ESOP participants and their beneficiaries. The Trustee will not have the power to control how and when shares are allocated to participants' accounts. The Trustee will not have any beneficial interest in the book or market value of the shares or any increase or decrease therein.

   Similar incidents of ownership and control were considered by the Staff in Manufacturers Hanover Trust Company, SEC No-Action Letter (publicly available August 1, 1974). In Manufacturers Hanover, the Staff concluded that the trustee of the Employee Thrift Plan of Columbia Gas System Trust ("Columbia Plan") was not an affiliate under Section 2(a)(11)(A) since it did not own or control the shares it held in the Columbia Plan. See also, Minnesota Power & Light Company, SEC No-Action Letter (November 29, 1990) and Florida Power & Light Company, SEC No-Action Letter (December 5, 1990).

   The Trustee will not exercise independent judgment in voting, tendering or exchanging the shares of stock held in the ESOP, except to the extent that ERISA otherwise may require in order for the Trustee to properly discharge its fiduciary duties thereunder. Section 5.07 of the Trust Agreement contains the relevant provisions with respect to the voting, tendering and exchanging of shares held under the ESOP. Under Section 5.07 of the Trust Agreement (1) the Trustee must vote shares allocated to the accounts of participants as directed by such participants, (2) to the extent that participants fail to direct the voting of allocated shares, the Trustee is not to vote such shares, (3) the Trustee is required to vote a participant's proportionate number of unallocated shares held in the suspense account as the participant directs, (4) to the extent that a participant fails to direct the voting of his or her proportionate number of unallocated shares, the Trustee is required to vote such unallocated shares proportionately in accordance with the voting directions actually received by the Trustee for all allocated shares, (5) the Trustee must tender or exchange shares allocated to the accounts of participants, as well as a participant's proportionate number of unallocated shares, as directed by such participant and (6) to the extent that participants fail to direct the tendering or exchanging of shares for which they are entitled to so provide direction, the Trustee is not to tender or exchange such shares. In addition Duquesne may grant to the Trustee a proxy to vote shares of DQE Common Stock owned by Duquesne in anticipation of the exchange requirement of the Series A Preference Stock. The Trustee will vote those shares covered by the proxy in accordance with the provisions of
Section 5.07 of the Trust Agreement as if such shares were unallocated shares held by the Trustee.

   In the event the Trustee in its sole discretion determines that it is required by law to vote shares for which instructions from participants have not been received, the Trustee will inform the Commission Staff responsible for administering the Act, in writing, with respect to the following matters:
(1) the legal requirement of the vote, (2) the matter on which votes were cast and (3) the number of shares voted. This writing will be provided to said Staff no later than 10 days after the shareholder meeting in which said shares are voted by the Trustee.

   Employee Thrift Plan of Columbia Gas System Trust, SEC No-Action Letter (publicly available February 28, 1990), Minnesota Power & Light Company, SEC No-Action Letter (November 29, 1990) and Florida Power & Light Company, SEC No-Action Letter (December 5, 1990) lend direct support to the position taken herein. All three letters involved trustees of employee plans holding in excess of five percent of the outstanding voting stock of companies named in those letters. In each of the no-action letters, the Staff indicated that it would not recommend any enforcement action which would result in the respective plan trustees being deemed an "affiliate" under Section 2(a)(11)(A) of the Act based on the facts and representations contained in the no-action requests. These facts and representations made it clear that the plan trustees did not possess the indicia of ownership, control or voting power contemplated by Section 2(a)(11)(A) of the Act with respect to the stock held by such trustees.

   For the above reasons, we request that the Staff indicate that it concurs in our view that neither the Trustee nor the Trust will, solely by virtue of the transactions contemplated herein, constitute an "affiliate".

   Any questions regarding this matter can be referred to me or Douglas Francomano of my office.

Very truly yours,
/s/J. Anthony Terrell